UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number: 001-40851

Procaps Group, S.A.

(Translation of registrant’s name in English)

9 rue de Bitbourg, L-1273

Luxembourg

Grand Duchy of Luxembourg

R.C.S. Luxembourg: B253360

Tel : +356 7995-6138

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Procaps Group, S.A. (the “Company”) held a general meeting of shareholders (the “Meeting”) on Monday, January 22, 2024, at 3:00 p.m. (Luxembourg time). The Company’s shareholders (i) rejected the first resolution and (ii) approved the second resolution submitted to them at the Meeting.

Results of the Meeting

1. Revocation with effect as of the date of the General Meeting of all the members of the Board of Directors.

The Meeting resolved to reject the proposed revocation of the mandates as member of the Board of Directors of the Company of each of (i) Mr. Ruben Minski, (ii) Mr. Kyle P. Bransfield, (iii) Mr. Luis Fernando Castro, (iv) Mr. Alberto Eguiguren Correa, (v) Mr. Jose Minski, (vi) Ms. Sandra Sanchez y Oldenhage and (vii) Mr. David Yanovich with effect as of the date of the Meeting.

2. Appointment with effect as of the date of the General Meeting of seven new members of the Board of Directors.

The Meeting resolved to approve the proposed re-appointment of each of the current members of the Board of Directors of the Company for the period ending at the annual general meeting of shareholders approving the annual accounts for the fiscal year ended December 31, 2023, so that the Board of Directors shall henceforth be composed of (i) Mr. Ruben Minski, (ii) Mr. Kyle P. Bransfield, (iii) Mr. Luis Fernando Castro, (iv) Mr. Alberto Eguiguren Correa, (v) Mr. Jose Minski, (vi) Ms. Sandra Sanchez y Oldenhage and (vii) Mr. David Yanovich.

The information contained herein is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROCAPS GROUP, S.A.

	By:	/s/ José Antonio Toledo Vieira
	Name:	José Antonio Toledo Vieira
	Title:	Chief Executive Officer

Dated: January 23, 2024

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